Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

November 30, 2007
Our ref. No. PI 170

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary Nippon Care Supply Revises Full-year Forecasts and Dividend Forecasts**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Anai
Manager
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 30, 2007

Subsidiary Nippon Care Supply Revises Full-year Forecasts and Dividend Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary Nippon Care Supply Co., Ltd. has revised its full-year forecasts for fiscal 2008, the period from February 1, 2007 through March 31, 2008, which were announced with earnings on March 16, 2007. At the same time, Nippon Care Supply has also revised its dividend forecasts. Details are as follows.

These revisions will have only a negligible effect on MC's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2008.

(Attachment)
Nippon Care Supply Co., Ltd. press release

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

(Attachment: Nippon Care Supply Co., Ltd. press release)

November 30, 2007

Nippon Care Supply Co., Ltd.

Nippon Care Supply Revises Full-year Forecasts and Dividend Forecasts for Fiscal 2008

Nippon Care Supply Co., Ltd. has revised its forecasts for fiscal 2008, the period from February 1, 2007 through March 31, 2008, which were announced with fiscal 2007 operating results on March 16, in light of recent business performance and other factors. At the same time, Nippon Care Supply has also revised its dividend forecasts. Details are as follows.

1. Revisions to Full-year Forecasts (Non-consolidated)

(1) Details of Revisions to Full-year Forecasts

(Million Yen, %)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecasts (A) (Announced March 16, 2007)	10,789	2,355	2,431	1,410
Current Forecasts (B)	9,300	1,750	1,870	1,000
Change (B-A)	-1,489	-605	-561	-410
Change (%)	-13.8%	-25.7%	-23.1%	-29.1%
(Reference) Previous fiscal year	10,294	2,664	2,742	1,512

(2) Reasons for Revisions

The revised full-year forecasts mainly reflect a persistently difficult operating environment in the Company's core business, the marketing and rental of nursing care equipment and items, owing to a transitional period of market disruption brought about by sweeping reforms of Japan's long-term care insurance system in the previous fiscal year. This market disruption has dragged on longer than expected. In response, Nippon Care Supply is working to cut selling, general and administrative expenses through a workplace efficiency drive and cost of sales by increasing efficiency in service operations. However, the Company is nevertheless forecasting lower earnings, as these efforts are not expected to compensate for a projected decline in sales.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Off ce
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

2. Revisions to Dividend Forecasts

(1) Details of Revisions to Dividend Forecasts

(Yen)

	Annual Dividend per Share		
	Interim	Year-end	
Previous Forecasts (Announced March 16, 2007)	-	2,400	2,400
Revised Forecasts	-	3,000 (Ordinary 1,700) (Commemorative 1,300)	3,000 (Ordinary 1,700) (Commemorative 1,300)
(Reference) Previous Fiscal Year	- yen	2,600	2,600

(2) Reasons for Revisions

Nippon Care Supply has a basic policy of paying dividends commensurate with business results. It plans to pay a year-end dividend for fiscal 2008 in line with its targeted dividend payout ratio of around 30%.

In addition, the Company plans to seek shareholder approval for the payment of a commemorative dividend to thank shareholders for their ongoing support upon marking its 10th anniversary in March 2008. Therefore, the Company plans to pay a year-end dividend of 3,000 yen per share, made up of the commemorative dividend of 1,300 yen per share and an ordinary year-end dividend of 1,700 yen per share in line with its basic policy of a payout ratio of 30%.

*The above forecasts reflect the Company's judgments and assumptions based on information available at the time of release. Actual results could differ materially from these forecasts due to a range of underlying risks and uncertainties, including, but not limited to, future trends in domestic and overseas economic conditions, and changes in the circumstances of the Company's business operations.

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END